                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                  [_]

Securities Act Rule 802 (Exchange Offer)                                   [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                        [_]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                      [_]

Exchange Act Rule 14e-2(d) (Subject Company Response)                      [_]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [_]

                             Tokico Kabushiki Kaisha
                   -------------------------------------------
                            (Name of Subject Company)

                                   TOKICO LTD.
   --------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))

                                      Japan
   --------------------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                                  Hitachi, Ltd.
           -----------------------------------------------------------
                       (Name of Person(s) Furnishing Form)

                                  Common Stock
                  ---------------------------------------------
                     (Title of Class of Subject Securities)

                                 Not Applicable
       -------------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))

                                   TOKICO LTD.
          1-6-3 Fujimi, Kawasaki-ku, Kawasaki, Kanagawa 210-0011, Japan
                                 +81-44-244-3124
      -------------------------------------------------------------------
            (Name, Address (including zip code) and Telephone Number
        (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
                                   Copies to:

                                 Legal Division
                                  Hitachi, Ltd.
          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
                                 +81-3-3258-1111

                              Theodore A. Paradise
                              Davis Polk & Wardwell
                             Izumi Garden Tower 33F
                1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan
                                 +81-3-5561-4421

                                 March 26, 2004
            --------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

     * An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not applicable.

Item 2. Informational Legends

Not applicable.

PART II  INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See Exhibit 1.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on March 29, 2004.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Takashi Hatchoji
                                        ----------------------------------------
                                        (Signature)


                                        Takashi Hatchoji
                                        Vice President and Executive Officer
                                        ----------------------------------------
                                        (Name and Title)

                                        March 29, 2004
                                        ----------------------------------------
                                        (Date)

                                                                   Exhibit Index

Exhibit                             Description

1. Press release dated March 26, 2004 regarding Hitachi, Ltd.'s merger with TOKICO LTD. and Hitachi Unisia Automotive, Ltd.

                                                                       Exhibit 1

                                                           FOR IMMEDIATE RELEASE
Contacts:
Hitachi, Ltd.                           TOKICO LTD.
Hiroki Inoue                            Kazuyuki Aoki
Tel: +81-3-3258-2057                    Tel: +81-44-244-3127
hiroki_inoue@hdq.hitachi.co.jp          aoki-k@tokico.co.jp

Hitachi Unisia Automotive, Ltd.
Hideo Nakayama
Tel: +81-46-225-8025
hideo_nakayama@hitachi-unisia.co.jp


              Hitachi to Merge TOKICO and Hitachi Unisia Automotive Integrated Operations Make Automotive Products Business More Stronger


Tokyo, March 26, 2004 ---Hitachi, Ltd. (NYSE:HIT / TSE:6501 / 'Hitachi'), TOKICO LTD. (TSE:7232 / 'TOKICO') and Hitachi Unisia Automotive, Ltd. ('Unisia') today announced an agreement to merge operations aiming at stronger automotive products business. The Memorandum of Understanding for the merger was concluded today.

The Hitachi Group has engaged itself in the automotive products business by leveraging the strengths of Hitachi, TOKICO and Unisia in their respective fields of expertise. However, today's market now requires us to offer automotive system solutions using the advantages of the three companies in a more integrated manner. This is prompted by the growing popularity of hybrid electric cars and other environment-conscious vehicles, as well as the increasing use of electronics in drive control systems, namely braking, steering and suspensions systems.

Hitachi currently holds a 23.9% equity interest in TOKICO (42.1% including indirect holdings through subsidiaries) and wholly owns Unisia. The three companies agreed to merge to bolster competitiveness in global markets. We expect that this merger enable us to respond more quickly to customers' technological needs and promote greater operational efficiency.

Plans call for the merger agreement to be concluded by the three companies in late May this year and for TOKICO and Unisia to be merged with Hitachi on October 1 following approval at the June ordinary general meetings of shareholders of TOKICO and Unisia.

1. Hitachi Group's Position of the Automotive Products Business

The Hitachi Group is in the process of rebuilding its business portfolio to shift to a highly profitable framework under Hitachi's current medium-term management plan, "i.e.HITACHI Plan II." This is being achieved by promoting targeted and new businesses while conducting wide-ranging structural reforms in unprofitable areas.

Hitachi has positioned the automotive products business as a targeted business of the Hitachi Group in the "i.e. HITACHI Plan II", classifying it under the "Global Products Incorporating Advanced Technology" category, which aims to achieve high growth in global markets. Hitachi will advance its automotive products business by leveraging the competitive technologies, products and operating bases of Hitachi Group companies, particularly Hitachi, TOKICO and Unisia.

2. Automotive Products Business Strategy and the Merger

Our aim is to expand the automotive products business by concentrating on four system business areas in the three fields of "environment" (engine management system and electric powertrain system), "safety" (drive control system) and "information" (vehicle information system). Ultimately, the goal is to create Intelligent Transport Systems ('ITS'), an advanced vehicle control system fusing the four essential automobile functions: driving, steering, braking and communicating.

To capture business opportunities in these three fields, which harbor much growth potential, we think it is essential to have development, production and sales capabilities that musters Hitachi Group's vast resources; a flexible organization with adroitness to remain in step with changing business environments; and an integrated management framework for optimizing operations as a whole to achieve the shared goal. Indeed, today's automotive market requires a supplier to be able to offer total system solutions in the fields of "environment" and "safety", which should be made possible by integrating the engine management control, braking, steering and other systems that have been positioned as separate products.

Hitachi, TOKICO and Unisia, that have kept strengths in the fields of "environment" and "safety", and aggressiveness and flexibility in allocation of Hitachi Group's vast resources to meet these needs in these two fields, will capture greater synergies and accelerate efforts to reinforce the global competitiveness of automotive products operations through this merger.

3. Advantages of the Merger

Since developing its first automotive electrical components in 1930, Hitachi's automotive products business has grown to the point where today it supplies a broad range of products to all automakers worldwide. These products include engine management systems, electric powertrains, vehicle information systems and electronic components. Furthermore, Hitachi has experience and proven track records in the industrial components and equipment and rail vehicle businesses with respect to motors and inverters, that are key components to the growing market of hybrid electric and electric vehicles.

TOKICO, founded in 1937, has established a strong presence in both suspension and braking systems as a comprehensive manufacturer of drive control systems. The company supplies products around the world, mainly to Japanese automakers, Ford Motor Company and DAIMLER CHRYSLER AG. Moreover, TOKICO is a leader in pneumatic equipment and measurement and control systems.

Unisia, a wholly owned subsidiary of Hitachi, has technologies that fuse expertise in advanced hydraulics, electronic control and applied engineering. With this technological base, the company is actively developing the business in the engine management, steering, braking and variable valve systems fields.

Heretofore, the three companies, as core of the Hitachi Group's automotive products business, have established cooperative relationship in various areas, such as the commercialization of adaptive cruise control systems, the joint development of electric braking and sales activities to win joint orders from customers.

The merger of the three companies will make it possible for Hitachi Group to gear up the development pace and commercialization of advanced technologies, such as electric braking and drive control systems. All these will also be achieved by wedding Hitachi's and Unisia's sensor-based environment recognition technology, sophisticated electronic control technology and chassis control technology, with TOKICO's world's first class technologies, which include dampening force control and vehicle height control technology for suspension systems and simulation technology for braking systems.


The main post-merger initiatives and benefits from an operational perspective are as follows:

(1)  Reorganization and Integration of Business Divisions

Similar and related business divisions of the three companies will be integrated as one in each field. This integration will bring together the specialist technologies and know-how in each respective domain. Together with an integrated strategy, this will yield a competitive operational structure.
More specifically, the drive control systems businesses of all three companies and the engine management system businesses of Hitachi and Unisia will be fully integrated. The integrated operations will accelerate the development of products combining technologies in all fields.

(2) Concentration of Resources and Greater Competitiveness from Integrated Sales and R&D activities

The sales activities of the three companies' main businesses will be integrated to unify sales and customer services. This will allow Hitachi to compete more effectively in global markets and respond swiftly to the needs of customers, who have been rapidly increasing global procurement activities in recent years.

And to take the lead in technological innovation across a wide spectrum, the existing R&D functions of the three companies will be integrated and strengthened. Moreover, we have agreed to establish a new R&D organization that is devoted exclusively to the automotive systems. Furthermore, this merger will bring up a closer relationship with Hitachi's existing laboratories, which carry out basic research, to engage in cutting-edge R&D that capitalizes on the Hitachi Group's collective strengths in the four systems and three fields mentioned earlier. The aim is to give Hitachi a technology and product development capability unrivaled by any other competitors in the industry.

Hitachi's automotive products-related consolidated net sales (*1) and TOKICO's consolidated net sales in the fiscal year ending March 31, 2004 are estimated at approximately 365.0 billion yen and 124.0 billion yen, respectively.

The Hitachi Group has set the fiscal 2010 goal of consolidated net sales of 1 trillion yen (*2) in its automotive products business. The integration of the automotive systems businesses of Hitachi, TOKICO and Unisia will upgrade the operating base and propel the Group toward these goals.

[Notes]
(*1) Unisia's consolidated net sales have been included in Hitachi's automotive products-related consolidated net sales since October 2002 when the former became a wholly owned subsidiary of Hitachi.
(*2) Includes the consolidated sales of the "automotive business related" of TOKICO and Shin-Kobe Electric Machinery Co., Ltd. Therefore, the definition is different from that used in Hitachi's consolidated financial results.

4.   Overview of the Merger

     (1) Schedule for the merger

     March 26, 2004         Conclusion of merger Memorandum of Understanding (*)
     May 25, 2004           Conclusion of merger agreement [Board of Directors]
                            (*) (tentative)
                            [(*Approval by executive officers at Hitachi, and
                            resolution by directors at TOKICO and Unisia)]
     June 2004              Approval of merger agreement at ordinary general
                            meeting of shareholders (TOKICO and Unisia)
     October 1, 2004        Date of merger (tentative)
     Early October 2004     Registration of merger (tentative)

     Hitachi will merge the two companies without approval of the general meeting of shareholders' of the merger agreement, pursuant to the regulations of Article 413-3, Paragraph 1 of the Commercial Code of Japan.

     (2)  Method used for merger

     As the surviving company, Hitachi will absorb TOKICO and Unisia, which will be dissolved thereafter. Shares of TOKICO will be de-listed as of late September 2004.

     (3)  Merger ratio

     Hitachi and TOKICO asked Nomura Securities Co., Ltd. ('Nomura Securities') and KPMG Corporate Finance K.K. ('KPMG'), respectively, to calculate proposed merger ratios. Based on discussions by Hitachi and TOKICO with reference to the results of these proposals, the two companies agreed on the merger ratio as follows:

     ------------------------------------------------------------------------
      Company                         Hitachi                  TOKICO
     ------------------------------------------------------------------------
      Merger ratio                       1                     0.521
     ------------------------------------------------------------------------
     Hitachi shares will not exchange its shares for those of Unisia because Unisia is a wholly owned subsidiary of Hitachi.

          Notes

          1. Stock allocation ratio

          - 0.521 Hitachi shares will be allotted for every 1 TOKICO share held. However, this may change based on discussions among the three companies if there is a significant change in the three companies' financial position between now and the merger date.
          - No allocation will be made with respect to 26,952,434 shares of TOKICO common stock held by Hitachi.
          - Hitachi will use treasury stock instead of issuing new shares for all the shares allocated at the time of this merger.

          2. Calculation methods and basis of calculations used by third parties

          Nomura Securities used the market value method with respect to Hitachi, and the market value, peer company comparison and discounted cash flow methods with respect to TOKICO. Nomura Securities calculated a merger ratio proposal based on a comprehensive analysis using these results.

          KPMG used the market value method with respect to Hitachi, and the market value, discounted cash flow and the adjusted net worth methods for TOKICO. KPMG calculated a merger ratio proposal based on a comprehensive analysis using these results.

          3. New Hitachi shares issued as a result of this merger

          No new shares will be issued because Hitachi will use its treasury stock.

     (4)  Payments

     Hitachi will pay 4 yen per 1 TOKICO share held as an equivalent to TOKICO's interim dividend from April 1, 2004 to September 30, 2004, within three months of the date of merger to shareholders recorded in TOKICO's register of shareholders and beneficial shareholders or registered rights holders at the end of the day prior to the merger date. However, this may change based on discussions between Hitachi and TOKICO if there is a significant change in TOKICO's financial position between now and the merger date.

5.  Profiles of the Merging Companies

                                                                                         As of September 30, 2003

----------------------------------------------------------------------------------------------------------------------
1. Name                             Hitachi, Ltd.                  TOKICO LTD.         Hitachi Unisia Automotive, Ltd.
                                (Surviving company)         (Company to be absorbed)       (Company to be absorbed)
----------------------------------------------------------------------------------------------------------------------
2. Business content        Development, manufacture,       Manufacture and sales of    Manufacture and sales of
                           sale and services for           automotive components and   automotive parts, industrial
                           information electronics,        pneumatic equipment         machinery, electric machinery
                           power and industrial systems,                               and others
                           digital media and consumer
                           products and others
----------------------------------------------------------------------------------------------------------------------
3. Date of incorporation          February 1, 1920                May 2, 1949                  May 31, 1956
                                   (Founded 1910)                (Founded 1937)
----------------------------------------------------------------------------------------------------------------------
4. Head office location    4-6, Kanda-Surugadai,           1-6-3 Fujimi, Kawasaki-ku,  1370 Onna Atsugi-shi,
                           Chiyoda-ku, Tokyo, Japan        Kawasaki-shi, Kanagawa,     Kanagawa, Japan
                                                           Japan
----------------------------------------------------------------------------------------------------------------------
5. President               Etsuhiko Shoyama                Jyunzo Kawakami             Katsukuni Hisano
                           President and Chief Executive   President                   President
                            Officer
----------------------------------------------------------------------------------------------------------------------
6. Capital Stock                      282,032 million yen           8,162 million yen               12,900 million yen
----------------------------------------------------------------------------------------------------------------------
7. Number of shares                         3,368,124,286                 112,598,019                      153,165,687
   issued (shares)
----------------------------------------------------------------------------------------------------------------------
8. Shareholders' equity             1,366,102 million yen          38,983 million yen                4,504 million yen
----------------------------------------------------------------------------------------------------------------------
9. Total assets                     3,561,906 million yen          71,622 million yen              138,002 million yen
----------------------------------------------------------------------------------------------------------------------
10. Fiscal year-end                              March 31                    March 31                         March 31
----------------------------------------------------------------------------------------------------------------------
11. Number of employees                            35,263                       2,223                            3,031
----------------------------------------------------------------------------------------------------------------------
12. Principal customers    Public-sector                   NISSAN MOTOR                NISSAN MOTOR CO., LTD.
                           Manufacturing and non-           CO., LTD.                  Fuji Heavy Industries Ltd.
                           manufacturing industries as     Ford Motor Company          HONDA MOTOR CO., LTD.
                           well as government agencies     TOYOTA MOTOR
                           both domestic and overseas       CORPORATION
----------------------------------------------------------------------------------------------------------------------
13. Major shareholders     Japan Trustee Services Bank,    Hitachi, Ltd.    23.94%     Hitachi, Ltd.              100%
    and holdings           Ltd.                 6.28%      Chuo Shoji Ltd.  17.96%
                           NATS CUMCO           5.53%      Japan Trustee Services
                           The Chase Manhattan Bank,        Bank, Ltd. (trust account)
                            N.A. London         5.00%                        3.41%
----------------------------------------------------------------------------------------------------------------------
14. Primary transaction    Mizuho Corporate Bank, Ltd.     UFJ Bank Limited            Mizuho Corporate Bank, Ltd.
    banks                  UFJ Bank Limited                The Bank of                 The Mitsubishi Trust and
                                                            Tokyo-Mitsubishi, Ltd.      Banking Corporation
                                                           Resona Bank, Limited        UFJ Bank Limited
                                                           The Bank of
                                                             Yokohama, Ltd.
----------------------------------------------------------------------------------------------------------------------
                           Capital                         Hitachi owns 23.9% of TOKICO (42.1% including indirect
                                                           holdings through subsidiaries) and 100% of Unisia
                           -------------------------------------------------------------------------------------------
15. Significant                                            3 employees have transferred from Hitachi to TOKICO, and 11
     relationships         Human resources                 employees have transferred to Unisia. 12 employees have
                                                           been temporarily loaned by Hitachi to Unisia.
                           -------------------------------------------------------------------------------------------
                           Transactions                    Buying and selling of products and components
----------------------------------------------------------------------------------------------------------------------

6.  Financial Results (for the most recent three years)

                                                  (Millions of yen)
-------------------------------------------------------------------
                                            Hitachi
-------------------------------------------------------------------
Fiscal year ended               March 31,    March 31,    March 31,
                                 2001         2002         2003
-------------------------------------------------------------------
Net sales                       4,015,824    3,522,299    3,112,411
-------------------------------------------------------------------
Operating income (loss)            98,577      (84,742)      53,741
-------------------------------------------------------------------
Ordinary income (loss)             56,058      (81,663)      52,014
-------------------------------------------------------------------
Net income (loss)                  40,121     (252,641)      28,289
-------------------------------------------------------------------
Net income (loss) per share         12.02       (75.69)        8.38
-------------------------------------------------------------------
Dividend per share (yen)            11.00         3.00         6.00
-------------------------------------------------------------------
Shareholders' equity per
 share (yen)                       496.81       408.79       408.26
-------------------------------------------------------------------

                                                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------
                                             TOKICO                             Unisia
------------------------------------------------------------------------------------------------------
Fiscal year ended               March 31,   March 31,   March 31,   March 31,   March 31,    March 31,
                                  2001        2002        2003        2001        2002         2003
------------------------------------------------------------------------------------------------------
Net sales                          75,376      73,600      70,862     175,471     169,646      173,881
------------------------------------------------------------------------------------------------------
Operating income (loss)             2,645       3,076       3,663       2,501       1,165         (776)
------------------------------------------------------------------------------------------------------
Ordinary income (loss)              2,509       3,028       3,524       1,845       1,660       (3,584)
------------------------------------------------------------------------------------------------------
Net income (loss)                   1,120       1,510       1,374       2,727      (1,637)     (45,079)
------------------------------------------------------------------------------------------------------
Net income (loss) per share          8.74       11.93       10.97       17.80      (10.69)     (294.31)
------------------------------------------------------------------------------------------------------
Dividend per share (yen)             6.00        6.00        8.00        2.50        2.50           --
------------------------------------------------------------------------------------------------------
Shareholders' equity per
 share (yen)                       339.13      341.26      342.62      324.33      313.20        13.37
------------------------------------------------------------------------------------------------------

7.  Post-Merger Status

There are no plans at present to make changes in the names, business activities, head office or CEOs.

Hitachi plans to announce consolidated and non-consolidated forecasts for fiscal 2004 when it releases operating results for the fiscal year ending March 31, 2004.

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends are used to assist readers in identifying these "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to:

-  rapid technological change, particularly in the Information &
   Telecommunication Systems segment and Electronic Devices segment;

- uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- increasing commoditization of information technology products, and intensifying price competition in the market for such products;

- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

- uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

- uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

- general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

- uncertainty as to Hitachi's access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

--------------------------------------------------------------------------------
Regarding the merger between Hitachi, Ltd. and TOKICO LTD.
----------------------------------------------------------
Hitachi, Ltd. and TOKICO LTD. are Japanese companies. Information distributed in connection with the proposed merger is subject to Japanese disclosure requirements, which are different from those of the U.S. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws in respect of the merger, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.
--------------------------------------------------------------------------------

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.

About TOKICO LTD.

TOKICO LTD. located principally in Kanagawa, Japan, is a leading and global company, with approximately 4,400 employees working worldwide. In fiscal 2002 (ended March 31, 2003) consolidated sales totaled 127.5 billion yen ($1.0 billion). The company offers automotive parts, measurement and control systems, pneumatic equipment and services therefore in the world. In the field of automotive parts, TOKICO is a manufacturer in an exceptional position manufacturing and selling both suspension systems and brake systems. Using such position to advantage, TOKICO is engaged in and promoting development of various products that makes vehicles safe, comfortable and environmentally friendly. For more information on TOKICO, please access the company's Web site at http://www.tokico.co.jp

About Hitachi Unisia Automotive, Ltd.

Hitachi Unisia Automotive, Ltd., headquartered in Atsugi, Kanagawa, Japan, is one of the world's leading automotive parts suppliers, with fiscal 2002 (ended March 31, 2003) unconsolidated sales totaled 173.8 billion yen ($1.6 billion). The company manufactures and markets products, including engine components, engine management systems, anti-lock braking systems and power steering systems.

ADDITIONAL HITACHI PRESS CONTACTS:

U.S.:                                   U.K.:
Matt Takahashi                          Kantaro Tanii
Hitachi America, Ltd.                   Hitachi Europe Ltd.
Tel: +1-650-244-7902                    Tel: +44-1628-585379
masahiro.takahashi@hal.hitachi.com      kantaro.tanii@hitachi-eu.com

China:
Yuji Hoshino
Hitachi (China) Investment, Ltd.
Tel: +86-10-6590-8141
y_hoshino@hitachi.com.cn